[LETTERHEAD OF DECHERT LLP]

March 30, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Real Estate Fund

(File No. 333-68077; 811-9117)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for Morgan Stanley Real Estate Fund (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on January 27, 2010.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.

The Fund has considered the Staff’s comments and has authorized us to make on its behalf the responses and charges discussed below to the Registration Statement.  These changes will be reflected in Post-Effective Amendment No. 15 to the Fund’s Registration Statement, which will be filed via EDGAR on or about March 30, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.  This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.          Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 2.  The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.          Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 3.  This line item is not applicable to the Fund at this time.

Comment 4.          Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  Please ensure that the footnotes following the Fee Table are required or permitted by the Form.

Response 4.  We believe that the footnotes to the referenced table are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in the Fee Table.

Comment 5.          Please confirm which index is the Fund’s broad-based securities market index.

Response 5.  The Standard & Poor’s 500® Index is the Fund’s broad-based securities market index.

Comment 6.          Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  Please ensure that the footnotes following the Average Annual Total Return table are required or permitted by the Form.

Response 6.  We believe that the footnotes following the referenced table are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in the Average Annual Total Return table.

Comment 7.          Consider moving the paragraph following the Average Annual Total Return table to the paragraph preceding the bar chart and table.

Response 7.  We respectfully acknowledge your comment; however, we believe that the placement of the referenced disclosure is appropriate.

Comment 8.          Please ensure that the font size of the footnotes following the Average Annual Total Return table comply with the requirements of Form N-1A.

Response 8.  The font size of the footnotes following the Average Annual Total Return table comply with the requirements of Form N-1A.

Comment 9.          If the Fund’s investments in foreign securities include emerging market securities, please insert appropriate risk disclosure.

Response 9.  The Fund does not invest in emerging market securities.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss